787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 21, 2022

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock Low Duration Bond Portfolio and BlackRock Core Bond Portfolio

Post-Effective Amendment No. 52 under the Securities Act of 1933 and Amendment No. 53 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File No. 333-224371 and File No. 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock Low Duration Bond Portfolio (the “Low Duration Bond Portfolio”) and BlackRock Core Bond Portfolio (the “Core Bond Portfolio” and together with the Low Duration Bond Portfolio, the “Funds”), each a series of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 10, 2022 regarding Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 53 under the Investment Company Act of 1940, as amended, which was filed with the Commission on November 23, 2021.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

January 21, 2022

Comment No. 1:	With respect to the subsections in the Funds’ Prospectuses entitled “Fund Overview – Key Facts About BlackRock Low Duration Portfolio – Fees and Expenses of the Fund” and “Fund Overview – Key Facts About BlackRock Core Bond Portfolio – Fees and Expenses of the Fund,” please provide the completed fee tables and expense examples one week prior to effectiveness of the Amendment.

Response No. 1:	The completed fee tables and expense examples for the Funds were provided supplementally to the Staff via email on January 20, 2022.

Comment No. 2:	In the subsections in the Funds’ Prospectuses entitled “Fund Overview – Key Facts About BlackRock Low Duration Portfolio – Fees and Expenses of the Fund” and “Fund Overview – Key Facts About BlackRock Core Bond Portfolio – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Funds’ contractual fee waivers and/or expense reimbursements discussed the applicable footnote to the fee tables.

Response No. 2:	The Funds respectfully decline to add the requested disclosure and note that the disclosure provided in respect to Item 10 of Form N-1A in the section of the Funds’ Prospectuses entitled “Management of the Funds – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Funds’ contractual fee waivers and/or expense reimbursements.

Comment No. 3:	Given that the Low Duration Bond Portfolio’s investment objective is to “seek total return in excess of the reference benchmark in a manner that is consistent with preservation of capital,” please include the name of the Low Duration Bond Portfolio’s benchmark in the subsection of the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Low Duration Bond Portfolio – Principal Investment Strategies of the Fund.” The Staff notes that the benchmark of the Core Bond Portfolio, which is also referenced in the Fund’s investment objective, is already named in the subsection of the Core Bond Portfolio’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Core Bond Portfolio – Principal Investment Strategies of the Fund.”

Response No. 3:	The requested change will be made.

Comment No. 4:	Please confirm how derivatives are valued under normal circumstances for purposes of each Fund’s 80% test.

Response No. 4:	Each Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

January 21, 2022

Comment No. 5:	The Staff believes it would be more beneficial if the Funds’ principal risks are reordered based on the level of risk, with the most significant risks to each Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 5:	The Funds have considered the Staff’s comment and will reorder their principal risk factors in the Amendment such that several risk factors that each Fund currently considers to be more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Funds will continue to consider the ordering of their risk factors.

Comment No. 6:	In the subsection of the Core Bond Portfolio’s Prospectuses entitled “Fund Overview – Key Facts about BlackRock Core Bond Portfolio – Performance Information,” it appears that the Fund’s benchmark has changed from the Bloomberg Barclays U.S. Aggregate Bond Index to the Bloomberg U.S. Aggregate Bond Index. In accordance with Instruction 2(c) to Item 4(b)(2) of Form N-1A, please provide the returns of the Core Bond Portfolio’s former benchmark as well as its current benchmark.

Response No. 6:	The benchmark of the Core Bond Portfolio has not changed. The Bloomberg Barclays fixed-income indices were rebranded as the Bloomberg indices on August 24, 2021.[1] Accordingly, no change is required.

*    *    *    *    *    *     *     *    *    *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Jessica A. Holly, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

[1]	See Press Announcement, Bloomberg Announces Fixed Income Indices Rebrand (Nov. 9, 2020),

https://www.bloomberg.com/company/press/bloomberg-announces-fixed-income-indices-rebrand/.